FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

STOCK EXCHANGE RELEASE

NOKIA HAS FILED A PRELIMINARY DRAFT OF ITS REGISTRATION STATEMENT ON FORM F-4 WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO THE PROPOSED PUBLIC EXCHANGE OFFER TO ACQUIRE ALCATEL–LUCENT

Nokia Corporation

Stock Exchange Release

August 14, 2015 at [16:30] (CET +1)

Nokia has today filed a preliminary draft of its registration statement on Form F-4 with the U.S. Securities and Exchange Commission relating to the proposed public exchange offer to acquire Alcatel-Lucent

The information contained in the draft registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on August 14, 2015 is preliminary and incomplete and the registration statement is subject to future amendments and changes before becoming effective. Please note that the statements in the registration statement on Form F-4 are presented as of the date of commencement of the proposed public exchange offer. Nokia may not complete the exchange offer and issue its securities referred to in Form F-4 until the Form F-4 registration statement filed with the U.S. Securities and Exchange Commission has become effective.

Espoo, Finland – Nokia has today filed its preliminary draft of a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed public exchange offer to acquire Alcatel-Lucent. As announced on April 15, 2015, Nokia intends to acquire all of the equity securities issued by Alcatel-Lucent through a public exchange offer in France and in the United States whereby Alcatel-Lucent securities will be exchanged for Nokia shares or Nokia American depositary shares (the “Exchange Offer”). The Exchange Offer is comprised of a U.S. exchange offer (the “U.S. Offer”) and a French exchange offer (the “French Offer”). The U.S. Offer would be made pursuant to a registration statement on Form F-4, the preliminary draft of which was filed with the SEC today, to all U.S. holders of outstanding Alcatel-Lucent ordinary shares, all U.S. holders of outstanding Alcatel-Lucent convertible bonds (“OCEANEs”) and all holders of outstanding Alcatel-Lucent American depositary shares, wherever located. The French Offer would be made pursuant to the separate French offer documentation to be filed with the French Financial Market Regulator (Autorité des marchés financiers) and made available to holders of Alcatel-Lucent ordinary shares and OCEANEs who are located in France (holders of Alcatel-Lucent shares and OCEANEs located outside of France may not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer) in due course.

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As indicated in Nokia’s stock exchange release dated April 15, 2015, as part of the Exchange Offer, a consideration of 0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously paid Nokia dividend for 2014) would be offered in exchange for each ordinary share of Alcatel-Lucent (including ordinary shares of Alcatel-Lucent represented by American depositary shares) issued and outstanding and tendered into the Exchange Offer. The proposed transaction is subject to the minimum tender condition, approval by Nokia’s shareholders, receipt of regulatory approvals and other customary conditions.

An equivalent offer will be made for each outstanding class of Alcatel-Lucent OCEANEs: OCEANE 2018, OCEANE 2019 and OCEANE 2020.

Information disclosed in the Form F-4

The information is preliminary and incomplete and the Form F-4 is subject to future amendments and changes before becoming effective. The Form F-4 includes more detailed information on the proposed transaction, pro forma financial statements, risks related to the transaction and the terms of the U.S. Offer. Capitalized terms used and not otherwise defined in the below section have the meanings defined in the Form F-4. A copy of the preliminary draft of the Form F-4 is posted on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/sec-filings.

In the preliminary draft of the Form F-4, Nokia is providing, among others, the following information not previously disclosed.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information is derived from the unaudited pro forma condensed combined financial information included in the preliminary registration statement on Form F-4 filed on August 14, 2015 with the SEC. The complete unaudited pro forma condensed combined financial information can be found in the Form F-4, which is posted on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/sec-filings.

The following selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only to give effect to the acquisition of Alcatel-Lucent and the proposed sale of Nokia’s HERE business. The selected unaudited pro forma condensed financial information includes the historical results of Nokia and Alcatel-Lucent presented in accordance with IFRS. The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 gives effect to the Exchange Offer and the proposed sale of Nokia’s HERE business as if they had occurred on that date. The selected unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and year ended December 31, 2014 give effect to the Exchange Offer as if it occurred on January 1, 2014 and presents Nokia’s HERE business as discontinued operations to give pro forma effect to the proposed sale of HERE.

The unaudited pro forma condensed combined financial information reflects the application of pro forma adjustments that are preliminary and are based upon available information and certain assumptions, described in the accompanying notes thereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying selected unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have been realized had the completion of the Exchange Offer and the proposed sale of Nokia’s HERE business occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated financial position or future results of operations that Nokia will experience going forward. In addition, the unaudited pro forma condensed combined income statements do not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that Nokia expects to incur or generate.

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	Year ended December 31, 2014	Six months ended June 30, 2015
	(in EUR million, except for per share data)
Selected Unaudited Pro Forma Combined Income Statement Data:
Net sales	24 744	12 441
Operating profit	886	425
Profit from continuing operations	2 246	184
Profit from continuing operations attributable to equity holders of the parent - basic	2 203	192
Profit from continuing operations attributable to equity holders of the parent - diluted	2 263	192
Earnings per share from continuing operations - basic (in EUR)	0.39	0.03
Earnings per share from continuing operations - diluted (in EUR)	0.37	0.03
Weighted average number of shares - basic (000s shares)	5 707 723	5 640 929
Weighted average number of shares - diluted (000s shares)	6 143 274	5 657 924

As of June 30, 2015
(in EUR million)
Selected Unaudited Pro Forma Combined Statement of Financial Position Data:
Current assets	26 775
Non-current assets	26 970
Total assets	53 746
Net assets	22 722
Current liabilities	15 787
Non-current liabilities	15 237
Total liabilities	31 024
Capital and reserves attributable to equity holders of the parent	21 783
Other Pro Forma data:
Net Cash(1)	8 072

(1)	Nokia believes that net cash is useful for investors as a measure to assess Nokia’s liquidity and capital structure. Net cash is defined as total cash and other liquid assets less interest-bearing liabilities. Each component of net cash is presented within the Statement of Financial Position. Total cash and other liquid assets is defined as the sum of Investments at fair value through profit and loss, liquid, Available-for-sale investments, liquid assets and Cash and cash equivalents. Interest-bearing liabilities is defined as the sum of Long-term interest bearing liabilities, Current portion of long-term interest-bearing liabilities and Short-term borrowings.

Selected Additional Key Transaction Terms

Termination Fees

As announced on April 15, 2015, the parties have agreed on certain termination fees customary in similar European transactions and payable to the other party under certain circumstances.

Pursuant to the Memorandum of Understanding, after the date of this release, Nokia may be required to pay a termination fee to Alcatel-Lucent in certain circumstances, including the following:

(a)	EUR 150 million if Nokia shareholders fail to approve the issuance of Nokia shares to be offered in the exchange offer;

(b)	EUR 100 million if Nokia fails to receive French regulatory approval for the transaction;

(c)	EUR 300 million if the Nokia board of directors withdraws its support for the transaction or otherwise takes actions to frustrate the Nokia shareholder vote; or

(d)	EUR 400 million if Nokia fails to receive necessary regulatory approvals for the transaction (other than those from the French regulator) or such regulator otherwise forbids the transaction.

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In addition, pursuant to the Memorandum of Understanding, after the date of this release, Alcatel-Lucent may be required to pay a termination fee to Nokia in certain circumstances, including the following:

(a)	EUR 40 million if the transaction is terminated due to failure by the Alcatel-Lucent board to receive a favorable opinion from its independent expert;

(b)	EUR 100 million if the transaction is terminated due to failure of the French works council process;

(c)	EUR 300 million if the Alcatel-Lucent board of directors withdraws its support for the transaction or takes certain actions that under French law constitute frustration of the exchange offer; or

(d)	EUR 300 million if the exchange offer fails and Alcatel-Lucent enters into certain transactions similar to the Nokia Alcatel-Lucent transaction within 12 months thereafter.

The foregoing fees are not cumulative and under no circumstance would either party receive more than one fee payment (although in certain circumstances it may be eligible to receive the highest of available fees).

MEDIA ENQUIRIES

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

INVESTOR ENQUIRIES

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

ABOUT NOKIA

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://www.nokia.com

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected financial results of the combined company; and expected timing of closing of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the registration statement on Form F-4, Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the proposed public exchange offer by Nokia to exchange all of ordinary shares (including those underlying American depositary shares) and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia (including those underlying American depositary shares). This stock exchange release is for informational purposes only and does not constitute an offering of Nokia securities nor an offer to exchange, or a solicitation of an offer to exchange, all of ordinary shares and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the registration statement on Form F-4, a preliminary draft of which was filed today with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer documents to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

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The registration statement on Form F-4, which includes more detailed information on the transaction, pro forma financial statements, risks related to the transaction and the terms of the U.S. Offer as well as all documents referred to above, if filed or furnished, are available free of charge at the SEC’s website (www.sec.gov).

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